UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required, effective October 7, 1996)

For the fiscal year ended	December 31, 2009

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required)

For the transition period from ____________________ to _______________________

Commission file number	1-14946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CEMEX, Inc. Savings Plan
920 Memorial City Way
Suite 100
Houston, Texas 77024

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CEMEX, S.A.B. de C.V.
Av. Ricardo Margáin Zozaya #325
Colonia Valle del Campestre
Garza García, Nuevo León
México 66265

CEMEX, INC. SAVINGS PLAN

Financial Statements and
Supplemental Schedule

December 31, 2009 and 2008
(With Report of Independent Registered Public Accounting Firm)

CEMEX, INC. SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits -
December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits -
Year Ended December 31, 2009	3

Notes to Financial Statements	4

Supplemental Schedule - Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year) - December 31, 2009	14

The following schedules required by the Department of Labor's Rules and Regulations are omitted because of the absence of conditions under which they are required:

Schedule G, Part I - Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

Schedule G, Part II - Schedule of Leases in Default or Classified as Uncollectible

Schedule G, Part III - Nonexempt Transactions

Schedule H, Line 4(a) - Delinquent Employee Contributions and Loan Repayments

Schedule H, Line 4(i) - Schedule of Assets (Acquired and Disposed of Within the Plan Year)

Schedule H, Line 4(j) - Schedule of Reportable Transactions

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator of
CEMEX, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the CEMEX, Inc. Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2009 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MFR, P.C.

Houston, Texas
June 18, 2010

CEMEX, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

Assets	2009	2008

Investments, at fair value:
Plan interest in CEMEX, Inc. Savings Plan Trust	$552,972,831	481,827,486
Participant loans	32,331,133	34,470,222

Total investments	585,303,964	516,297,708

Cash and cash equivalents	157,263	1,869,594
Employee contributions receivable	633,514	769,014
Employer contributions receivable	249,596	731,413
Investment trades and other receivables	663,137	640,952

Total assets	587,007,474	520,308,681

Liabilities

Excess contribution refunds	326,091
Investment trades and other payables	48,123	882,913

Total liabilities	374,214	882,913

Net assets available for benefits at fair value	586,633,260	519,425,768

Adjustment from fair value to contract value for interest in
CEMEX, Inc. Savings Plan Trust relating to benefit-responsive
investment contracts	(3,062,281)	7,406,159

Net assets available for benefits	$583,570,979	526,831,927

See accompanying notes to financial statements.

CEMEX, INC. SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions to net assets:
Participant contributions	$26,507,611
Employer contributions	16,529,531
Gain from Plan interest in CEMEX, Inc. Savings Plan Trust	88,513,110
Interest from participant loans	2,229,181
Transfer in from qualified plan	4,635,259
Other Plan income	69,307
Total additions to net assets	138,483,999

Deductions from net assets:
Benefits paid to participants	80,846,198
Excess contribution refunds	326,091
Administrative fees and expenses	273,840
Other Plan expenses	298,818
Total deductions from net assets	81,744,947

Net increase in net assets available for benefits	56,739,052

Net assets available for benefits:
Beginning of year	526,831,927
End of year	$583,570,979

See accompanying notes to financial statements.

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements
December 31, 2009 and 2008

1.	Plan Description

General

The Cemex USA Management, Inc. Savings Plan was adopted effective April 1, 1991 for the benefit of the employees of Cemex Management, Inc. (formerly known as Cemex USA Management, Inc.) and its affiliated companies.  Effective January 1, 2001, CEMEX, Inc. (Sponsor) assumed sponsorship of the Cemex USA Management, Inc. Savings Plan and changed the plan’s name to CEMEX, Inc. Savings Plan (the Plan).  The Plan is intended to qualify under section 401(a) of the Internal Revenue Code (IRC) as a profit sharing plan with a 401(k) feature.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective May 1, 2008, the Rinker Materials Corporation Profit Sharing 401(k) Plan and the Rinker Materials Corporation 401(k) Retirement Savings Plan were merged into the Plan.  In connection with these mergers, assets of approximately $279,275,000 and $5,079,000, respectively, were transferred into the Plan.

Effective December 31, 2009, the United Metro/Operating Engineers Local 428/Arizona District Counsel of Laborers 401(k) Savings Plan was merged into the Plan.  In connection with the merger, assets of approximately $4,635,000 were transferred into the Plan.

The following brief description of the Plan is provided for general information purposes only and is as of December 31, 2009, unless otherwise noted.  The capitalized words and phrases used in the following subsections of this note, shall have the meanings as set forth in the Plan Agreement and are as of December 31, 2009, unless otherwise noted.  Participants should refer to the amended and restated Plan Agreement for a complete description of the Plan's provisions.

The Plan was amended in 2009 to comply with current regulations.

Eligibility

Except as otherwise noted, Employees of CEMEX, Inc. and its affiliated companies (collectively, Employer) that have adopted the Plan are eligible to participate in the Plan on the first day of the calendar quarter following the Employee’s date of hire.  All Employees who are covered by a collective bargaining agreement shall be excluded from participating in the Plan, unless the collective bargaining agreement requires that the Employer include such Employees in this Plan.  Any Employee who is notified that he is eligible to participate in a foreign retirement plan maintained by CEMEX, Inc., or any company in any country operating under the parent company of CEMEX, S.A.B. de C.V., shall be ineligible to participate in this Plan as of the first day of the month following the month he or she is notified of his or her eligibility to participate in such foreign retirement plan.  The employee shall remain ineligible until the first day of the month following the month he or she is notified that he or she is no longer eligible to participate in such foreign retirement plan.  Any employee who is a nonresident alien with no United States source income, working outside the United States, is a leased employee, or an individual contractor, shall be excluded from participating in the Plan.

Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

Contributions

Employees may make voluntary contributions of up to 40% of eligible compensation on a before-tax basis and an additional 18% of eligible compensation on an after-tax basis.  Participants who are or will attain age 50 years old or older before the close of the Plan’s year, are eligible to make a catch-up contribution in accordance with section 414(v) of the IRC.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  Participants direct the investment of their participant contributions into various investment options offered by the Plan.

Effective January 1, 2008, the Employer matching contribution was changed to 150% (or such higher percentage as may be determined by the Employer’s Board of Directors) of the participant’s before-tax contributions, which do not exceed 5% of the participant’s eligible compensation.  Effective January 1, 2008, Victorville Employee means an hourly paid employee of the Employer at its Victorville, California location who is represented by (a) the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial & Service Workers International Union or (b) the International Association of Machinists and Aerospace Workers, and is covered under the Plan pursuant to the provisions of the applicable current collective bargaining agreement with the Employer.  Effective January 1, 2008, with regard to a participant that is considered a Victorville Employee, the Employer matching contribution was changed to 75% (or such higher percentage as may be determined by the Employer’s Board of Directors) of the participant’s before-tax contributions, which do not exceed 6% of the participant’s eligible compensation.

Effective January 1, 2009, the Plan was amended so that the Employer contributions will be made in cash and then invested in accordance with the participant’s existing investment elections.  The Employer contributions formerly were in the form of American Depository Shares representing common stock of CEMEX, S.A.B. de C.V. (CEMEX stock) and a participant was allowed, at any time after the CEMEX stock was credited to his or her account, to make a diversification election and exercise investment discretion with respect to the Employer matching contribution.

Effective May 1, 2009, the Employer matching contribution was changed to 60% (or such higher percentage as may be determined by the Employer’s Board of Directors) of the participant’s before-tax contributions, which do not exceed 5% of the participant’s eligible compensation, unless otherwise specified by a collective bargaining agreement.

Participant accounts

Separate accounts are maintained for each participant.  Participant accounts are credited with the participant's contribution and allocations of the Employer’s contributions and Plan earnings.  Allocations are based on each participant's earnings or account balance, as defined in the Plan Agreement.  Each participant is entitled to the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their employee and rollover contributions plus actual earnings thereon.  Vesting in the Employers’ matching and discretionary minimum contribution portion of their accounts plus earnings thereon is based on years of Active Service, among other things, and is further defined in the Plan Agreement.  The maximum years of Active Service required for 100% vesting is five years.

Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

Forfeitures

Forfeited amounts are first used to restore forfeited amounts for participants who have previously terminated but qualify for restoration under the terms of the Plan Agreement.  If any amount remains after that allocation, it may be used to reduce the Employer matching contribution for that year.  At December 31, 2009 and 2008, forfeited non-vested accounts totaled $1,573,625 and $964,665, respectively.  During fiscal year 2009, Employer contributions were reduced by $266,152 from forfeited non-vested accounts.

Benefit payments

Benefits are payable from participant account balances, subject to certain restrictions, upon termination of employment, retirement, reaching the age of 59½ , or by incurring a death, disability or financial hardship, as defined in the Plan Agreement.  Participants elect the method of distribution which may be either in the form of a direct rollover to an eligible retirement plan, lump sum payment or, if in excess of $5,000, payment over a period of time not to exceed the shorter of 10 years or certain life expectancies as defined in the Plan Agreement.  Participants may elect that their portion of account balances invested in full shares of CEMEX stock or Crane Company common stock be distributed in-kind.

Unless timely election is made, participants with a vested account balance less than or equal to $1,000 will automatically receive a lump sum cash distribution and participants with a vested account balance less than or equal to $5,000 but larger than $1,000 will automatically receive a direct rollover to an IRA designated by the Benefits Committee.

Participant loans

A participant may obtain a loan from his or her separate account balance.  Each loan is evidenced by a promissory note and may not be less than $1,000.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Administrator.  Provisions of the Plan require the aggregate of each loan outstanding not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. Repayment terms for loans are not to exceed five years and principal and interest is paid ratably through monthly payroll deductions.  A participant may only have two loans outstanding at the same time.

Plan termination

Although no interest has been expressed, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants become 100% vested in their Employer contributions account.  Participant contributions are always 100% vested.

Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

2.	Significant Accounting Policies

Basis of accounting and use of estimates

The financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those net assets in accordance with U.S. generally accepted accounting principles.  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Accordingly, actual results could differ from those estimates.

The financial statements reflect the adoption of Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.  As required, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by this reporting requirement.

Fair value measurements

Fair Value Measurements establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;
	•	Quoted prices for identical or similar assets or liabilities in inactive markets;
	•	Inputs other than quoted prices that are observable for the asset or liability; and
	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.  Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust funds: Valued at the fair value of the underlying securities.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured on a recurring basis at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Master Trust assets:
Mutual funds:
Large cap equity	$91,824,094			91,824,094
Fixed income	71,533,745			71,533,745
International equity	47,472,412			47,472,412
Small/mid cap equity	28,829,562			28,829,562
Real estate	12,096,656			12,096.656
Total mutual funds	$251,756,469	-	-	251,756,469
Collective trusts:
Fixed income		164,399,502		164,399,502
Large cap equity		62,575,903		62,575,903
International equity		29,774,265		29,774,265
Total collective trusts	$-	256,749,670	-	256,749,670
Common stocks	44,320,720			44,320,720
Money market funds	134,903	11,069		145,972
Total Master Trust assets at fair value	$296,212,092	256,760,739		552,972,831
Non-Master Trust assets -
Participant loans			32,331,133	32,331,133
Total assets at fair value	$296,212,092	256,760,739	32,331,133	585,303,964

Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured on a recurring basis at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Master Trust assets:
Mutual funds	$207,747,108			207,747,108
Common stocks	40,106,416			40,106,416
Common collective trusts		233,341,647		233,341,647
Money market funds	364,518	267,797		632,315
Total Master Trust assets at fair value	$248,218,042	233,609,444		481,827,486
Non-Master Trust assets -
Participant loans			34,470,222	34,470,222
Total assets at fair value	$248,218,042	233,609,444	34,470,222	516,297,708

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Participant
Loans

Beginning of year	$34,470,222
Purchases, sales, issuances and settlements, net	(2,139,089)
End of year	$32,331,133

Investment valuation and income recognition

The Plan’s investments are stated at fair value.  Participant loans are valued at their outstanding balances, which approximate fair value.  The fair value of the Plan’s interest in the CEMEX, Inc. Savings Plan Trust (the Master Trust) is based on the specific interest that each plan has in the underlying participant directed investment options.  The investments held by the Master Trust are valued as follows:

Investments in mutual funds and money market funds are valued at the closing net asset value of shares held at year-end.  Investments in common stock are valued at fair value based on quoted market prices as of the date of the financial statements.  The investment in the collective trust (stable value fund) is valued at contract value as determined by the issuer based on the cost of the underlying investments plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments.

Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit payments

Benefits are recorded when paid.

Administrative expenses

Expenses incurred in connection with the purchase or sale of securities are charged against the investment funds whose assets are involved in such transactions.  Loan fees are paid by the borrowing participant.  Legal, accounting and certain administrative costs of the Plan are paid by the Employer.

3.	Federal Income Tax Status

The Plan obtained its latest determination letter on April 13, 2009 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.

4.	Interest in CEMEX, Inc. Savings Plan Trust

The Plan’s investments, with the exception of the participant loans, are in a Master Trust which was established on August 1, 2005 for the investment of assets of the Plan and other Employer sponsored retirement plans.  Each participating retirement plan has an undivided interest in the Master Trust.  Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.  At December 31, 2009 and 2008, the Plan was the only participating plan in the Master Trust and as such, had a 100% interest in the Master Trust.

Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

The following table presents the investments for the Master Trust as of December 31:

	2009		2008

INVESCO Stable Value Trust	$156,010,917		154,419,772
PIMCO Total Return Fund	71,533,745		69,131,569
State Street S&P 500 Flagship Series Fund	62,575,903		52,364,212
Washington Mutual Investors Fund	52,154,324		45,946,791
CEMEX stock	44,250,416		40,066,433
Growth Fund of America	39,669,770		30,369,609
EuroPacific Growth Fund	26,377,436		20,470,485
Franklin Balance Sheet Investment Fund	17,857,960		14,945,072
State Street Russell 2000 Index Fund	16,247,557		12,778,941
State Street Daily EAFE Index Fund	13,526,708		10,208,884
Franklin Small Mid-Cap Growth Fund	10,971,602		7,292,123
American Century Real Estate Fund	12,096,656		7,277,505
MFS International New Discovery Fund	9,853,715		6,439,704
Lazard Emerging Markets Portfolio Fund	11,241,261		5,874,251
State Street Passive Bond Market Index Fund	8,388,585		3,569,837
Vanguard Prime Money Market Fund	134,903	*	364,414	*
Federated Capital Reserve Account	11,069		267,796
Crane Company common stock	70,304		39,983
Cash Management Trust of America			105
Total investments at fair value	552,972,831		481,827,486

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,062,281)		7,406,159
Total investments	$549,910,550		489,233,645

*This amount represents a non-participant directed investment.

Investment loss for the Plan’s holdings in the Master Trust is as follows for the year ended December 31, 2009:

Net appreciation in fair value of common stock	$12,746,274
Net appreciation in fair value of mutual funds	68,075,603
Interest and dividend income	7,691,233

Total investment gain	$88,513,110

5.	Investments

The following investments represent 5% or more of the Plan’s net assets as of December 31:

	2009	2008
Interest in CEMEX, Inc. Savings Plan Trust	$549,910,550	489,233,645

Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

6.	Concentration of Cash

During the years ended December 31, 2009 and 2008, the Plan had demand deposits in a banking institution that exceeded the Federal Deposit Insurance Corporation insurance amount.  Management believes that the credit risk exposure to the Plan is mitigated by the financial strength of the banking institution in which the deposits are held.  In monitoring the credit risk, management of the Plan periodically evaluates the stability of the financial institution.

7.	Risks and Uncertainties

The Plan provides for investment in a various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$583,570,979	526,831,927
Benefits payable		(1,643,576)
Adjustment to contract value	3,062,281	(7,406,159)
Net assets available for benefits per the Form 5500	$586,633,260	517,782,192

The following is a reconciliation of the net increase in assets available for benefits per the financial statements to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$56,739,052
Add: Benefits payable at December 31, 2008	1,643,576
Less: Adjustment to contract value, December 31, 2009	3,062,281
Add: Adjustment to contract value, December 31, 2008	7,406,159
Net increase in net assets available for benefits per the Form 5500	$68,851,068

Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

The following is a reconciliation of benefits paid to participants per the 2009 financial statements to the Form 5500:

Benefits paid to participants per the financial statements	$80,846,198
Less: Benefits payable at December 31, 2008	(1,643,576)
Benefits paid to participants per the Form 5500	$79,202,622

9.	Party-in-Interest Transactions

Certain Plan investments are American Depository Shares representing common stock of CEMEX, S.A.B. de C.V.  The Plan’s transactions involving the CEMEX stock qualify as party-in-interest transactions.  However, these transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

10.	Contingencies

The Plan is subject to annual testing required by the IRC.  As of the date of this report, this testing has not been completed.  Management does not expect the Plan to pass this testing.  However, management does not believe this will have a material effect on the Plan.

11.	Subsequent Events

Subsequent events have been evaluated through June 18, 2010, which is the date the financial statements were issued.

Supplemental Schedule H, Line 4(i)
Plan Sponsor No. 72-0296500
Plan No. 001

CEMEX, INC. SAVINGS PLAN

Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor,	Description of investment including maturity date,	Current
	or similar party	rate of interest, collateral, par or maturity value	value

*	Plan interest in CEMEX, Inc. Savings Plan Trust	Master trust	$552,972,831
*	Participant loans	4.29% to 10.5%; 1-5 year term; payable monthly	32,331,133

			$585,303,964
*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, INC. SAVINGS PLAN

By:	/s/ Andrew M. Miller
	Name:	Andrew M. Miller
	Title:	Chairman of Administrative Committee

Date: June 18, 2010

EXHIBIT INDEX

Exhibit
No.	Description

1.
Consent of MFR, P.C. to the incorporation by reference into the Registration Statement (File No. 333-83962) on Form S-8 of CEMEX, S.A.B. de C.V. of its report, dated June 18, 2010, with respect to the audited financial statements of the CEMEX, Inc. Savings Plan as of December 31, 2009 and 2008.

Exhibit 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-83962) on Form S-8 of CEMEX, S.A.B. de C.V. of our report dated June 18, 2010, with respect to the statements of net assets available for benefits of CEMEX, Inc. Savings Plan as of December 31, 2009 and 2008, the related statement of changes in net assets available for benefits for the year ended December 31, 2009, and the related supplemental schedule which report appears in the December 31, 2009 annual report on Form
11-K of CEMEX, Inc. Savings Plan.

/s/ MFR, P.C.

Houston, Texas
June 18, 2010

END OF FILING